UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT

CARRIER GLOBAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-39220	83-4051582
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

13995 Pasteur Boulevard
Palm Beach Gardens     Florida    33418
(Address of principal executive offices, including zip code)

Kyle Crockett, Vice President, Controller        (561) 365-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Carrier Global Corporation’s Conflict Minerals Report for the calendar year ended December 31, 2021 is filed as Exhibit 1.01 hereto and is publicly available through the “Investor Relations” section of Carrier’s website at https://ir.carrier.com/ under the heading “SEC Filings.”

Item 1.02 Exhibit

The Carrier Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Carrier’s 2020 Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CARRIER GLOBAL CORPORATION
(Registrant)

Date: May 31, 2022	By:	/s/Kyle Crockett
Kyle Crockett
Vice President, Controller